Exhibit 4.1

Summary of terms of employment for Brandon Craig – Chief Executive Officer, BHP

1.
Term

Mr Craig is employed under a single employment agreement with BHP Group Limited with no fixed term. The contract is applicable with effect from the date of Mr Craig’s appointment as Chief Executive Officer (CEO) on 1 July 2026. Mr Craig’s performance and remuneration will be reviewed at the end of each financial year.

The Group retains the right to terminate the contract by giving 12 months’ notice. BHP may require the executive to work through the notice period or make a payment in lieu of notice of 12 months’ base salary plus the relevant contribution to a superannuation or pension scheme. Mr Craig is also entitled to any accrued entitlements such as earned but untaken leave. Mr Craig has a right to terminate the contract by giving 12 months’ notice. The Group may immediately terminate Mr Craig’s employment without notice in certain circumstances, including where there is misconduct or serious breach.

2.
Fixed Salary and Retirement Benefits

Mr Craig is paid a base salary which is reviewed annually, and any increase to his base salary is disclosed annually in the Remuneration Report (which is a section in BHP’s fiscal year Annual Report). Effective 1 July 2026, Mr. Craig’s base salary is US$1,900,000 per annum. He is entitled to an additional sum equal to 10 per cent of base salary which he may contribute into a superannuation or pension scheme or take as a cash payment in lieu of retirement benefits.

Where Mr Craig elects to allocate the retirement contribution to a superannuation or pension scheme, the rules of the relevant plans will apply.

3.
Benefits

The People and Remuneration Committee may approve other benefits from time to time including the cost of private health, life and disability insurance, multi-jurisdictional tax return preparation, financial planning/advice, partner travel, car parking and fringe benefits tax. Mr Craig and his family will be entitled to relocation support for his relocation to Melbourne.

4.
Incentive arrangements

Mr Craig is eligible to participate in incentive arrangements offered by BHP from time to time. Initially, Mr Craig will participate in the Cash and Deferred Plan (CDP) and the Long Term Incentive Plan (LTIP). The CDP and LTIP operate under the Equity and Cash Incentive Plan Rules, which were adopted on 25 September 2023, and are filed as an exhibit to the BHP Group annual report on Form 20-F for the year ended 30 June 2026.

CDP

Under the rules of the CDP, Mr Craig is entitled to incentive awards calculated by reference to his base salary and based on achievement against the CDP scorecard. CDP awards comprise three equal components: annual cash payment, two-year deferred rights subject to a two-year service condition, and five-year deferred rights subject to a five-year service condition. The CDP target opportunity is 80 per cent of base salary for each component, resulting in an aggregate target opportunity of 240 per cent of base salary. The aggregate maximum opportunity is 360 per cent of base salary and the minimum potential outcome is zero.

The grant of deferred rights will be subject to the approval of shareholders where required by applicable listing rules.

LTIP

Long-term incentives in the form of Performance Rights are issued under the terms of the LTIP. Under the LTIP, Mr Craig is eligible to receive an annual award of LTIP Performance Rights with a face value equal to 200 per cent of base salary. The number of LTIP Performance Rights allocated is determined by reference to the 12-month average share price and exchange rate up to and including 30 June preceding the date of grant. LTIP performance Rights are subject to service and performance conditions, which are measured over a five-year performance period beginning on 1 July before the effective date of the grant. Performance conditions are not subject to re-testing.

The performance condition requires BHP’s total shareholder return (TSR) over a five-year performance period to be measured against the TSR of a sector peer group (67 per cent of awards) and the TSR of a global company index (33 per cent of awards). No LTIP Performance Rights vest if BHP’s TSR is below the 50th percentile of the relevant comparator group TSR, and in this case, the LTIP Performance Rights will lapse. LTIP Performance Rights vest at 25 per cent if BHP’s TSR is equal to the 50th percentile of the relevant comparator group TSR. with vesting increasing on a sliding scale between the 50th percentile of the relevant comparator group TSR and the 80th percentile of the relevant comparator group TSR. For 100 per cent of LTIP Performance Rights to vest, BHP’s TSR must be at or above the 80th percentile TSR of the relevant comparator group.

The grant of LTIP performance rights will be subject to the approval of shareholders where required by applicable listing rules.

Both the LTIP and CDP deferred rights (5 year) are underpinned by a holistic review of BHP’s performance on safety, sustainability (including climate), financial, corporate governance and conduct at the end of the five-year vesting periods. The rules and terms of the CDP and LTIP awards provide the People and Remuneration Committee with an overarching discretion to lapse any portion of awards that will vest, notwithstanding that performance and service conditions have been met.

Dividends

A dividend equivalent payment (DEP) is provided on vested CDP deferred rights and vested LTIP performance rights. No payment is made in respect of unvested or lapsed CDP deferred rights and LTIP performance rights. DEPs are paid in the form of shares or cash.

Entitlements on termination

The rules of the CDP and LTIP provide that where employment is terminated by the resignation of the executive, or by the Group for cause, Mr Craig is not entitled to any cash incentive for the year in question and all unvested CDP deferred rights or LTIP performance rights will lapse.

If Mr Craig retires or his employment terminates by mutual agreement, unless the Board determines otherwise:

•
he may, at the People and Remuneration Committee’s discretion, be considered for a pro-rata incentive under the CDP for the period of service during that year based on performance;
•
previously granted CDP two-year Deferred Rights would vest in full on the original vesting date;
•
previously granted CDP five-year Deferred Rights would vest on the original vesting date, with the number of deferred rights to vest reduced pro rata to reflect the period of service; and
•
he would have a right to retain entitlements to previously granted LTIP Performance Rights, which would vest on the original vesting date, only if, and to the extent, the performance conditions are ultimately met. The number of entitlements Mr Craig would be permitted to retain would be reduced pro rata to reflect the period of service.

Special provisions relate to events described as “uncontrollable” such as death and serious injury. In those circumstances, all current year CDP cash awards will generally be pro-rated based on performance for that year and all of the CDP Deferred Rights and LTIP Performance Rights that have been awarded, but which have not vested or are not exercisable, vest immediately and/or become immediately exercisable by Mr Craig or his estate.

5.
Minimum shareholding requirement (MSR)

The Board and People and Remuneration Committee has determined that during his term as CEO, Mr Craig will be required to hold BHP securities with a value at least equal to five times one year’s pre-tax (gross) base salary. A post-employment shareholding requirement will apply for two years from the date of cessation of employment and will be the lower of Mr Craig’s MSR and his actual shareholding from the date of cessation. The value of the securities for the purposes of this requirement is the market value of the underlying shares. Unvested awards do not qualify.

The CEO is expected to grow share holdings to the MSR from the scheduled vesting of employee awards over time. The MSR is tested at the time that shares are to be sold. Shares may be sold to satisfy tax obligations arising from the granting, holding, vesting, exercise or sale of the employee awards or the underlying shares whether the MSR is satisfied at that time or not.

6.
Other employment terms

Mr Craig’s employment agreement also contains provisions concerning intellectual property and confidentiality.

7.
Leave entitlements

Mr Craig will be entitled to the following leave entitlements:

•
Annual leave – in accordance with applicable Australian law, currently four weeks per annum.
•
Other leave – in accordance with applicable law.
8.
Post-employment restraints

Mr Craig will be subject to a 12-month non-compete and restraint period after the cessation of his employment.